Exhibit 99.1

Summit Therapeutics plc

(“Summit” or “the Company”)

RESULT OF ANNUAL GENERAL MEETING

Oxford, UK, 18 July 2016 – Summit Therapeutics plc (NASDAQ: SMMT, AIM: SUMM), the drug discovery and development company advancing therapies for Duchenne muscular dystrophy (‘DMD’) and Clostridium difficile infection, announces that all binding resolutions proposed to shareholders at the Company’s Annual General Meeting (“AGM”) held earlier today were duly passed. Resolution 4, an advisory vote on the Remuneration Report for the year ended 31 January 2016, was not passed.

Dr Frank Armstrong, Non-Executive Chairman of Summit commented, “I am pleased that shareholders have voted in favour of all binding votes proposed at our AGM, although it is disappointing that the advisory vote on this year’s Remuneration Report did not receive sufficient support.

“Summit has a pay-for-performance philosophy on remuneration and evaluates performance against the achievement of corporate objectives for the year. The feedback received from shareholders is valued by the Board as we implement our approved remuneration policy that aligns the interests of all stakeholders and our overall objective of developing potentially life transforming medicines to treat DMD and CDI.”

About Summit Therapeutics

Summit is a biopharmaceutical company focused on the discovery, development and commercialisation of novel medicines for indications for which there are no existing or only inadequate therapies. Summit is conducting clinical programs focused on the genetic disease Duchenne muscular dystrophy and the infectious disease C. difficile infection. Further information is available at www.summitplc.com and Summit can be followed on Twitter (@summitplc).

For more information, please contact:

Summit Glyn Edwards / Richard Pye (UK office) Erik Ostrowski / Michelle Avery (US office)	Tel: +44 (0)1235 443 951 +1 617 225 4455

Cairn Financial Advisers LLP (Nominated Adviser) Liam Murray / Tony Rawlinson	Tel: +44 (0)20 77148 7900

N+1 Singer (Broker) Aubrey Powell / Jen Boorer	Tel: +44 (0)20 7496 3000

MacDougall Biomedical Communications (US media contact) Chris Erdman / Karen Sharma	Tel: +1 781 235 3060 cerdman@macbiocom.com ksharma@macbiocom.com

Consilium Strategic Communications (Financial public relations, UK) Mary-Jane Elliott / Sue Stuart / Jessica Hodgson / Lindsey Neville	Tel: +44 (0)20 3709 5700 summit@consilium-comms.com

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